Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 1 DATED APRIL 15, 2022 TO THE

PROSPECTUS DATED APRIL 11, 2022

This prospectus supplement no. 1 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated April 11, 2022 (collectively the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price as of May 2, 2022, the first business day of the month, for each class of our common stock being offered and sold in this offering;
•	to disclose our NAV per share as of March 31, 2022; and
•	to disclose each of our commercial mortgage loans entered into since March 12, 2022 as of April 14, 2022.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of May 2, 2022, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$19.8622
Class T	$19.8615
Class S	$19.8225
Class D	$19.8546
Class I	$19.8595

As of March 31, 2022, we had not sold any Class S shares. The May 2, 2022 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of March 31, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since March 31, 2022 that would have a material impact on our NAV per share.

March 31, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total net asset value attributable to common stock and NAV per share for March 31, 2022.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of March 31, 2022, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of March 31, 2022 ($ and shares in thousands, except per share data):

Components of NAV	March 31, 2022
Commercial mortgage loans	$729,931
Real estate owned, net	17,100
Cash and cash equivalents and restricted cash	76,320
Other assets	6,328
Repurchase agreements - commercial mortgage loans	(410,270)
Loan participations sold	(110,016)
Reserve for negative impact of COVID on real estate owned (1)	(214)
Due to related parties	(2,898)
Distributions payable	(1,113)
Interest payable	(474)
Accrued stockholder servicing fees (2)	(123)
Other liabilities	(4,878)
Preferred stock	(86,780)
Net asset value attributable to common stock	$212,913
Number of outstanding shares	10,741
Aggregate NAV per share	$19.8225

(1)

As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned. We increased this reserve by an additional $1,000 as of December 31, 2021, for expected losses during 2022 for the real estate owned related to the continuing COVID-19 pandemic. The reduction in this reserve as of March 31, 2022 from February 28, 2022 resulted from the net loss on real estate owned set forth below. Because we had already established a reserve for losses, the monthly loss on real estate owned as of March 31, 2022 has no negative effect on the NAV. Below is a reconciliation of the reserve ($ in thousands):

Beginning reserve balance as of February 28, 2022	$(452)
Plus: Net loss on real estate owned for March:
Revenue from real estate owned	798
Real estate owned operating expense	(1,070)
Non-cash adjustment for ground lease	34
Net loss from real estate owned	(238)
Reserve balance as of March 31, 2022	$(214)

(2)

Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of March 31, 2022, we have accrued under GAAP $714 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of March 31, 2022, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of March 31, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value attributable to common stock	$183,298	$13,278	$7,880	$—	$929	$7,509	$212,913
Number of outstanding shares	9,251	668	397	—	47	378	10,741
NAV per share as of March 31, 2022	$19.8140	$19.8622	$19.8615	$—	$19.8546	$19.8595	$19.8225

Commercial Mortgage Loans Held for Investment

The following information supplements the table of select loan information on page 75 of our prospectus to add each of our commercial mortgage loans entered into since March 12, 2022 as of April 14, 2022 ($ in thousands). Please see “Note 16 – Subsequent Events” to our financial statements for the fiscal year ended December 31, 2021, in our annual report on Form 10-K, filed with the Commission on March 11, 2022, and incorporated by reference into the prospectus, for select loan information on our commercial mortgage loans entered into from January 1, 2022, through March 11, 2022.

Since March 12, 2022

Origination Date	Loan Type (1)	Principal Balance	Cash Coupon (2)	All-in Yield (2)	Maximum Maturity (3)	State	Property Type	LTV (4)
3/25/22	First Mortgage	$16,668	S+3.30%	3.6%	4/9/27	FL	Industrial	70%
4/7/22	First Mortgage	$12,700	S+3.25%	3.6%	4/9/27	SC	Multifamily	69%

(1)	First mortgage loans are first position mortgage loans.
(2)

Cash coupon is the stated rate on the loan. All-in-yield is the present value of all future principal and interest payments on the loan and does not include any origination fees or deferred commitment fees. Our first mortgage loans are all floating rate and each contains a minimum SOFR floor. “SOFR” or “S” means CME Group One-Month Term Secured Overnight Financing Rate.

(3)	Maximum maturity assumes all extension options are exercised by the borrower; however, loans may be repaid prior to such date.
(4)	Loan-to-value (“LTV”) was determined at loan origination and is not updated for subsequent property valuations or loan modifications.